UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5 )

Attunity, Inc.

(Name of Issuer)

Common Stock, Ordinary Shares, NIS .1 Each
(Title of Class of Securities)

M15332105
(CUSIP Number)
		with a copy to:
Austin W. Marxe		Allen B. Levithan, Esq.
153 East 53rd Street		Lowenstein Sandler PC
New York, New York  10022		65 Livingston Avenue
			Roseland, New Jersey
07068
			(973) 597-2424
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2003
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ?

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




Cusip No.   M15332105
	1.	Names of Reporting Persons.  I.R.S. Identification Nos. of
above persons (entities only):

	Austin W. Marxe and David M. Greenhouse


	2.	Check the Appropriate Box if a Member of a Group (See
Instructions):
	(a)	[    ]	 	Not Applicable
	(b)	[    ]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions):  00

	5.	Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e):
				Not Applicable

	6.	Citizenship or Place of Organization:	    United States

	Number of	7.	Sole Voting Power:	0*
	Shares Beneficially	8.	Shared Voting Power:
901,505*
	Owned by
	Each Reporting	9.	Sole Dispositive Power:	0*
	Person With	10.	Shared Dispositive Power:
901,505*

	11.	Aggregate Amount Beneficially Owned by Each Reporting
Person:   901,505*

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares
		(See Instructions):		               Not Applicable

	13.	Percent of Class Represented by Amount in Row (11):    5.7%
*

	14.	Type of Reporting Person (See Instructions):       IA, IN


* This is a joint filing by Austin W. Marxe (?Marxe?) and David M. Greenhouse (?Greenhouse?). Marxe and Greenhouse share sole voting and investment power over 98,551 warrants owned by Special Situations Cayman Fund, L.P., 551,078 Warrants owned by Special Situations Fund III, L.P., 178,225 Warrants owned by Special Situations Private Equity Fund, L.P., 12,824 Warrants owned by Special Situations Technology Fund, L.P. and 60,827 warrants owned by Special Situations Technology Fund II, L.P. See Items 2 and 5 of this Schedule 13D for additional information.


Item 1.	Security and Issuer.
	This schedule related to the common stock and warrants of Attunity Ltd, Inc. (the ?Issuer?). The Issuer?s principal executive officers are located at Einstein Building, Tirat, Carmel, Haifa 39101, Israel

Item 2.	Identity and Background.
	The persons filing this report are Austin W. Marxe (?Marxe?) and David M. Greenhouse (?Greenhouse?), who are the controlling principals of AWM Investment Company, Inc. (?AWM?), the general partner of and investment adviser to Special Situations Cayman Fund, L.P. (?Cayman?). AWM also serves as the general partner of MGP Advisers Limited Partnership (?MGP?), the general partner of and investment adviser to Special Situations Fund III, L.P. (?SSF3?). Marxe and Greenhouse are also members of MG Advisers L.L.C. (?MG?), the general partner of and investment adviser to Special Situations Private Equity Fund, L.P. (?SSPE?), and members of SST Advisers, L.L.C. (?SSTA?), the general partner of and investment adviser to Special Situations Technology Fund, L.P. (?Technology?) and Special Situations Technology
Fund II, L.P. (?TECH2?).   (SSF3, Cayman, SSPE, Technology and TECH2
will hereafter be referred to as, the ?Funds?).

The principal office and business address of the Reporting Persons, is 153 East 53rd Street, 55th Floor, New York NY 10022.

The principal business of each Fund is to invest in equity and equity-related securities and other securities of any kind or nature.

	Mr. Marxe and Mr. Greenhouse have never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor have either of them been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Marxe and Mr. Greenhouse are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.
	Each Fund utilized its own available net assets to purchase the securities referred to in this Schedule.

Item 4.	Purpose of Transaction.

	The securities referred to in this Schedule have been acquired by each of the Funds for investment purposes and not with the purpose or effect of changing or influencing control of the Issuer.
Each Fund acquired the securities in the ordinary course of business and is holding the securities for the benefit of its investors.

Item 5.	Interest in Securities of the Issuer.

		Cayman owns 98,551 warrants, or .7% of the shares outstanding, SSF3 owns 551,078 Warrants, or 3.6% of the shares outstanding, SSPE owns 178,225 Warrants, or 1.2% of the outstanding shares, Technology owns 12,824 Warrants or .1% of the shares outstanding and TECH2 60,827 warrants or .4% of the shares outstanding. Messrs. Marxe and Greenhouse share the power to vote and direct the disposition of all shares/warrants owned by each of, the Funds. Messrs. Marxe and Greenhouse are deemed to beneficially own a total of 901,505 Warrants or 5.7% of the outstanding shares.

During the month of December the various Funds sold their ownership in Attunity. Ltd. As outlined in the Purchase Agreement attached hereto as Exhibit A.

Item 6.	Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

		No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Messrs. Marxe and Greenhouse and any other individual or entity.

Item 7.	Material to be Filed as Exhibits.

	Joint Filing Agreement.


Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 8, 2004




	/s/_Austin W. Marxe
Austin W. Marxe



	/s/_David M. Greenhouse
David M. Greenhouse






Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


JOINT FILING AGREEMENT


	Austin W. Marxe and David M. Greenhouse hereby agree that the
Schedule 13D to which this agreement is attached is filed on behalf of each of them.



	/s/_Austin W. Marxe
Austin W. Marxe



	/s/_David M. Greenhouse
David M. Greenhouse

















































								EXHIBIT A

         PURCHASE AGREEMENT

	PURCHASE AGREEMENT, dated as of December 23, 2003, by and among Special Situations Fund III, L.P., Special Situations Cayman Fund, L.P., Special Situations Technology Fund, L.P., Special Situations Technology Fund II, L.P. and Special Situations Private Equity Fund, L.P. (collectively, the "Sellers") and Shimon Alon and Ron Zuckerman (the ?Representatives?), on behalf of themselves and Gary Fuhrman, Eli Perry, Peter Luggen and Barossa Finance Ltd. (collectively with the Representatives, the ?Purchasers?).

W I T N E S S E T H:

	WHEREAS, the Sellers desire to sell and transfer to the Purchasers an aggregate of (i) 2,043,146 shares (the ?Shares?) of the Ordinary Shares, nominal value NIS 0.1 per share (the ?Ordinary Shares?), of Attunity Ltd. (the ?Company?), (ii) Series A Warrants (the ?Series A Warrants?) to purchase an aggregate of 2,208,489 Ordinary Shares (the ?Transferred Series A Warrants?), and (iii) Series B Warrants (the ?Series B Warrants?) to purchase an aggregate of 736,162 Ordinary Shares (the ?Transferred Series B Warrants? and, collectively with the Shares and the Series A Warrants, the ?Securities?), and the Purchasers desire to purchase the Securities from the Sellers all as more specifically provided herein; and

	WHEREAS, the Representatives have the power to execute and deliver this Agreement on behalf of all the Purchasers;

	NOW, THEREFORE, in consideration of the mutual covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

ARTICLE I

Purchase and Sale of Securities

	Section 1.1. Purchase and Sale of Securities. Upon the terms and subject to the conditions of this Agreement and on the basis of the representations, warranties and agreements contained herein, the Sellers shall sell, assign, transfer, convey and deliver to the Purchasers the Securities and the Purchasers shall purchase such Securities from the Sellers for an aggregate cash purchase price of $3,166,876.30 (the ?Purchase Price?). The Securities to be purchased by each Purchaser and the portion of the Purchase Price to be paid by each Purchaser is set forth below the names of the Purchasers on the signature pages hereof. Upon consummation of the transactions contemplated hereby, the Purchasers shall pay the Purchase Price by one or more wire transfers of immediately available funds to an account or accounts previously specified by the Sellers. Notwithstanding the sale of the Securities, the Sellers shall retain all rights they may have against the Company under the Purchase Agreement, dated October 16, 2001 (the ?Purchase Agreement?), the Registration Rights Agreement, dated October 24, 2001 (the ?Registration Rights Agreement?) and the other documents related to their purchase of the Securities from the Company (collectively, the ?Transaction Documents?). Without limiting the generality of the foregoing, the Purchasers acknowledge that the Sellers have obtained a judgment against the Company in respect of certain liquidated damages owed to the Sellers pursuant to the terms of the Registration Rights Agreement (the ?Judgment?). The Purchasers acknowledge that the purchase of the Securities as contemplated by this Agreement does not include any right, title or interest in the Judgment, any claims the Sellers may have against the Company or any rights of the Sellers accruing under the Registration Rights Agreement or otherwise, except for any claims that may arise under the Registration Rights Agreement after the Closing (as defined below) in respect of the Securities.

	Section 1.2. Closing. The consummation of the transactions contemplated by this Agreement (the ?Closing?) shall take place on the date hereof or as soon thereafter as practicable at the offices of the Seller located at 153 E. 53rd Street, 55th floor, New York, New York 10022, or at such other time and place as the parties may agree to in writing (the date on which the Closing takes place, the ?Closing Date?).

	Section 1.3. Transactions to be Effected at Closing. At the Closing:

	(a)	The Sellers shall deliver to the Purchasers one
or more certificates representing the Shares to be purchased by them accompanied by duly executed stock powers endorsed in blank.

	(b)	The Sellers shall deliver to the Company (i) one
of more Series A Warrants and Series B Warrants, together with completed forms of assignment specifying that the Transferred Series A Warrants and Transferred Series B Warrants are being transferred to the Purchasers in the amounts provided above and
(ii) instructions that new warrants representing the Transferred Series A Warrants and the Transferred Series B Warrants are to be reissued in the names of the Purchasers in the amounts provided above and any remaining Series A Warrants and Series B Warrants are to be reissued to the Sellers.

	(c)	The Sellers shall deliver to the Company, an
opinion from Sellers' counsel (a copy of which shall be provided to the Purchasers), addressed to the Company, that the sale of the Transferred Series A Warrants and the Transferred Series B Warrants by the Sellers to the Purchasers may be made as contemplated by this Agreement without registration under the Securities Act of 1933, as amended (the ?Act?).

	(d)	The Company shall have delivered to the Sellers
and the Purchasers an acknowledgment that the Securities have been transferred and an undertaking to resissue the Transferred Series A Warrants and the Transferred Series B Warrants in the names of the Purchasers and in the amounts provided above and reissue any remaining Series A Warrants and Series B Warrants to the Sellers promptly following the Closing.

	(e)	The Purchasers shall deliver the Purchase Price
to the Sellers in accordance with Section 1.1.

	(f)	Each of the parties shall execute and deliver to
the other parties hereto such other documents or instruments as any party hereto reasonably requests to effect the transactions contemplated hereby.

	Section 1.3.  Termination.  In the event that the
Closing does not occur on or before December 30, 2003, either the Sellers or the Purchasers may terminate this Agreement upon written notice to the other, provided that such failure is not the result of a breach by the party delivering such notice of its obligations hereunder. Time shall be of the essence.

ARTICLE II

Representations and Warranties Regarding the Sellers


	The Sellers hereby, severally and not jointly, represent and warrant to the Purchasers as follows:

	Section 2.1. Authorization. The Sellers have the limited partnership power and authority to execute and deliver this Agreement and to perform their obligations hereunder, all of which have been duly authorized by all requisite limited partnership action. This Agreement has been duly authorized, executed and delivered by the Sellers and constitutes a valid and binding obligation of the Sellers, enforceable against the Sellers in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

	Section 2.2. No Consents. Except to the extent set forth in Section 1.2, no notice to, filing with, or authorization, registration, consent or approval of any Governmental Authority or other individual, partnership, corporation, joint stock company, unincorporated organization or association, trust or joint venture, or a governmental agency or political subdivision thereof (each, a ?Person?) is necessary for the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby by the Sellers.

	Section 2.3. Ownership of the Securities. The Sellers own the Securities beneficially and of record, free and clear of any liens, claims or encumbrances (collectively, ?Encumbrances?), other than those created pursuant to the terms of the Transaction Documents and those applicable only to the Transferred Series A Warrants and the Transferred Series B Warrants arising under applicable federal and state securities laws. Except as set forth in the Transaction Documents, there are no agreements (i) granting any option, warrant or right of first refusal with respect to the Securities to any Person, (ii) restricting the right of the Sellers to sell the Securities to the Purchasers, or (iii) restricting any other right of the Sellers with respect to the Securities. Subject to compliance with the requirements of the Act and the Transaction Documents, the Sellers have the absolute and unrestricted right, power and capacity to sell, assign and transfer the Securities to the Purchasers free and clear of any Encumbrances (except for Encumbrances created pursuant to the Transaction Documents and those applicable only to the Transferred Series A Warrants and the Transferred Series B Warrants arising under applicable federal and state securities laws). Upon delivery to the Purchasers of the certificates representing the Securities in exchange for the Purchase Price, the Purchasers will acquire good, valid and marketable title to the Securities, free and clear of any Encumbrances created by the Sellers.

	Section 2.4.  Affiliate Status.  The Sellers are
?affiliates? of the Company as that term is defined in Rule 144 promulgated under the Act.

	Section 2.5. Brokers. No Person is or will be entitled to a broker's, finder's, investment banker's, financial adviser's or similar fee from the Sellers in connection with this Agreement or any of the transactions contemplated hereby.

	Section 2.6. Absence of Claims. Except for the Judgment and the matters giving rise thereto, the Sellers are not aware of any present claims they may have against the Company.

ARTICLE III

Representations and Warranties Regarding the Purchasers

	The Purchasers hereby, severally and not jointly, represent and warrant to the Sellers as follows:

	Section 3.1. Authorization. Each Purchaser that is an entity has the power and authority (corporate, limited liability company, partnership and other) to execute and deliver this Agreement and to perform its obligations hereunder, all of which have been duly authorized by all requisite corporate, limited liability company or partnership action. Each Purchaser that is an individual has the power, capacity and authority to execute and deliver this Agreement and to perform his obligations hereunder, all of which have been duly authorized by all requisite action. This Agreement has been duly authorized, executed and delivered by each Purchaser and constitutes a valid and binding agreement of such Purchaser, enforceable against such Purchaser in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

	Section 3.2. Access to Information. Each Purchaser has received all information regarding the Company that he or it deems necessary or advisable to evaluate the risks and merits of an investment in the Securities. In addition, each Purchaser has had an opportunity to ask questions of and receive answers from the Sellers and representatives of the Company concerning the business of the Company, its condition and prospects (financial and other) and the terms and conditions of the offering of the Securities.

	Section 3.3.  Accredited Investor.  Each Purchaser is an
"Accredited Investor" as such term is defined in Rule 501 of the rules and regulations of the Commission promulgated under the Securities Act.

	Section 3.4. Investment Decision. (a) Each Purchaser is acquiring the Securities for his or its own account for investment only and not for or with a view to resale or distribution in violation of the Act. No Purchaser has entered into any contract, undertaking, agreement or arrangement with any Person to sell, transfer or pledge to such person or anyone else the Securities in violation of the Act and no Purchaser has any present plans or intentions to enter into any such contract, undertaking, agreement or arrangement; provided, however, that by making the representations herein, no Purchaser agrees to hold the Securities for any minimum or other specific term and each Purchaser reserves the right to dispose of the Securities at any time in accordance with Federal and state securities laws applicable to such disposition.

	(b)	Each Purchaser has the financial ability to bear the
economic risk of losing his or its entire investment in the Securities, is prepared to bear the economic risk of its investment and can afford to sustain a complete loss of his or its investment therein.

	(c)	Each Purchaser has substantial experience in making
investment decisions of this type and, therefore, has such knowledge and experience in financial and business matters that he or it is capable of evaluating the merits and risks of an investment in the Securities.

	(d)	Each Purchaser understands that the Shares and the
Ordinary Shares issuable upon the exercise of the Transferred Series A Warrants and the Transferred Series B Warrants have been registered pursuant to a registration statement on Form F-3 (the ?Registration Statement?) and that the consummation of the sale of the Securities as provided herein may require the Company to prepare and file with the Commission a supplement to the most current prospectus relating to the Registration Statement or to prepare and file with the Commission a post-effective amendment to the Registration Statement which must be declared effective by the Commission and that any offers and sales of such shares by such Purchaser cannot occur prior to such time. Each Purchaser further understands that the Transferred Series A Warrants and the Transferred Series B Warrants constitute restricted securities within the meaning of Rule 144 promulgated under the Act, and that none of such warrants, or any interest therein, may be sold except pursuant to an effective registration statement under the Act or in a transaction exempt from registration under the Act, and understands the meaning and effect of such restriction.

	(e)	Each Purchaser has considered and, to the extent he or
it believed such discussion was necessary, discussed with his or its professional legal, tax and financial advisers the suitability of an investment in the Securities for the Purchaser's particular tax and financial situation and each Purchaser has determined that the Securities are a suitable investment for him or it.

	Section 3.5. Brokers. No person is or will be entitled to a broker's, finder's, investment banker's, financial adviser's or similar fee from any Purchaser in connection with this Agreement or any of the transactions contemplated hereby.

	Section 3.6. Financial Resources. The Purchasers have presently available to them sufficient cash resources to enable them to pay the Purchase Price at Closing and to perform the other obligations of the Purchasers hereunder.

ARTICLE IV

Representations and Warranties Regarding of the Representatives

	Section 4.1. Authority and Power. Each Representative has been appointed by each of the Purchasers (other than the Representatives) (the ?Other Purchasers?) to act as attorney-in-fact for each of the Other Purchasers pursuant to a current, valid and enforceable power of attorney executed by each of the Other Purchasers. The power of attorney conveyed by the Other
Purchasers to the Representatives includes the power and authority (expressly, and not by implication) to execute and deliver this Agreement on behalf of the Other Purchasers. Upon the execution and delivery of this Agreement by the Representatives on behalf of the Other Purchasers, this Agreement will constitute a valid and binding agreement of each Other Purchaser, enforceable against each Other Purchaser in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

	Section 4.2.  Absence of Misstatement.  To the best
knowledge of each Representative after due inquiry, the representations and warranties of the Other Purchasers contained in Article III hereof are true and correct in all respects.


ARTICLE V

Survival, Amendment and Waiver

	Section 5.1. Survival. The representations and warranties contained in this Agreement or any certificate delivered in connection herewith shall survive the sale of the Securities as contemplated hereby.

	Section 5.2. Amendments. This Agreement (including the provisions of this Section 5.2) may not be amended or modified except by an instrument in writing signed on behalf of all of the parties affected by such amendment or modification.

	Section 5.3. Extension; Waiver. The parties hereto may (i) extend the time for performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties of the other parties hereto contained herein or in any document delivered pursuant hereto, and
(iii) waive compliance with any of the agreements of the other parties hereto or satisfaction of any of the conditions to such party's obligations contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of a party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

ARTICLE VI

Miscellaneous

	Section 6.1. Notices. All notices, requests, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered by hand, when delivered by courier, three days after being deposited in the mail (registered or certified mail, postage prepaid, return receipt requested), or when received by facsimile transmission upon receipt of a confirmed transmission report, as follows:

If to the Sellers:		c/o Special Situations Fund III,
L.P.
				153 E. 53rd Street, 55th Floor
				New York, New York 10022
				Tel:  (212) 207-5600
				Fax:  (212) 207-6515
				Attention:  Austin Marxe

If to the Purchasers:		c/o Ron Zuckerman
				9B Hahoresh Street
				Kfar Shmaryahu, Israel

Any party hereto, by notice given to the other parties hereto in accordance with this Section 5.1 may change the address or facsimile transmission number to which such notice or other communications are to be sent to such party.

	Section 6.2. Expenses. Each of the parties hereto shall pay its own expenses incident to this Agreement and the transactions contemplated herein.

	Section 6.3. Governing Law; Consent to Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York, without reference to the choice of law principles thereof. Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the courts of the State of New York located in New York County and the United States District Court for the Southern District of New York for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Agreement and the transactions contemplated hereby. Service of process in connection with any such suit, action or proceeding may be served on each party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Agreement. Each of the parties hereto irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court. Each party hereto irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

	Section 6.4. Assignment; Successors and Assigns; No Third Party Rights. This Agreement may not be assigned by operation of law or otherwise, and any attempted assignment shall be null and void. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, permitted assigns and legal representatives. This Agreement shall be for the sole benefit of the parties to this Agreement and their respective heirs, successors, permitted assigns and legal representatives and is not intended, nor shall be construed, to give any Person, other than the parties hereto and their respective heirs, successors, assigns and legal represent-atives, any legal or equitable right, remedy or claim hereunder.

	Section 6.5. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original agreement, but all of which together shall constitute one and the same instrument.

	Section 6.6. Titles and Headings. The titles and headings in this Agreement are for reference purposes only, and shall not in any way affect the meaning or interpretation of this Agreement.

	Section 6.7. Entire Agreement. This Agreement constitute the entire agreement among the parties with respect to the matters covered hereby and thereby and supersede all previous written, oral or implied understandings among them with respect to such matters.

	Section 6.8. Severability. The invalidity of any portion hereof shall not affect the validity, force or effect of the remaining portions hereof. If it is ever held that any restriction hereunder is too broad to permit enforcement of such restriction to its fullest extent, such restriction shall be enforced to the maximum extent permitted by law.

	Section 6.9. Interpretation. Unless otherwise indicated to the contrary herein by the context or use thereof: (i) the words, "herein," "hereto," "hereof" and words of similar import refer to this Agreement as a whole and not to any particular Section or paragraph hereof; (ii) words importing the masculine gender shall also include the feminine and neutral genders, and vice versa; and
(iii) words importing the singular shall also include the plural, and vice versa.

	Section 6.10. No Strict Construction. Each of the parties hereto acknowledge that this Agreement has been prepared jointly by the parties hereto, and shall not be strictly construed against either party.


[Remainder of page intentionally left blank]




		IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.


					SPECIAL SITUATIONS FUND III, L.P.



					By:  _____________________
						Austin Marxe,
						General Partner

					SPECIAL SITUATIONS CAYMAN FUND, L.P.



				By:  ___/s/ Austin
Marxe______________________
						Austin Marxe,
						General Partner

				SPECIAL SITUATIONS TECHNOLOGY FUND, L.P.



				By:  ___/s/ Austin
Marxe______________________
						Austin Marxe,
						General Partner

				SPECIAL SITUATIONS TECHNOLOGY FUND II,
L.P.



				By:  ___/s/ Austin
Marxe______________________
						Austin Marxe,
						General Partner

				SPECIAL SITUATIONS PRIVATE EQUITY FUND,
L.P.



					By:  ___/s/ Austin Marxe__________
						Austin Marxe,
						General Partner




					___________________________
						Shimon Alon

					Purchase Price: $633,375.26
					Number of Shares: 408,629
					Number of Series A Warrants: 441,698
					Number of Series B Warrants: 147,232



					___________________________
						Ron Zuckerman

					Purchase Price: $633,375.26
					Number of Shares: 408,629
					Number of Series A Warrants: 441,698
					Number of Series B Warrants: 147,232



					___________________________
				Eli Perry, by ____________________ , as
Attorney-in-Fact

					Purchase Price: $633,375.26
					Number of Shares: 408,629
					Number of Series A Warrants: 441,698
					Number of Series B Warrants: 147,232


					___________________________
				Gary Fuhrman, by ________________, as
Attorney-in-Fact

					Purchase Price: $380,025.16
					Number of Shares: 245,178
					Number of Series A Warrants: 265,018
					Number of Series B Warrants: 88,341


					___________________________
				Peter Luggen, by _________________, as
Attorney-in-Fact

					Purchase Price: $253,350.10
					Number of Shares: 163,452
					Number of Series A Warrants: 176,679
					Number of Series B Warrants: 58,893
					BAROSSA FINANCE LTD.



					By:  _____________________
						Attorney-in-Fact

					Purchase Price: $633,375.26
					Number of Shares: 408,629
					Number of Series A Warrants: 441,698
					Number of Series B Warrants: 147,232














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